

September 3, 2020

Glen Leibowitz
Chief Financial Officer
Acreage Holdings, Inc.
366 Madison Avenue, 11th Floor
New York, NY 10017

> **Re: Acreage Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed May 29, 2020**
> **Item 2.02 Form 8-K Dated August 11, 2020**
> **Correspondence Filed August 14, 2020**
> **File No. 000-56021**

Dear Mr. Leibowitz:

We have reviewed your August 14, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2020 letter.

Item 2.02 Form 8-K Dated August 11, 2020

Exhibit 99.1
Non-GAAP Measures, Reconciliation and Discussion (Unaudited), page 4

1. We have reviewed your response to comment 2 and disclosures included in your Item 2.02 Form 8-K dated August 11, 2020. It appears to us that your non-GAAP financial measures, such as managed revenue, pro forma revenue, and pro forma adjusted EBITDA, include revenues and adjusted EBITDA from entities that you do not have control over their operations. Thus, these non-GAAP financial measures substitute individually tailored recognition methods for those of GAAP and violate Rule 100(b) of Regulation G, as discussed in Question 100.04 of the Non-GAAP Financial Measures Compliance and

Disclosures Interpretations. Please remove these non-GAAP financial measures from your future presentation.

2.   We note your response to comment 2 to describe the pro forma adjustments as the pre-acquisition results for all acquired entities from the beginning of the applicable period presented through the date prior to the acquisition date. Please note that presenting combined information for the acquired entities is not appropriate without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Please clarify whether the pro forma adjustments included in calculating your pro forma revenue and pro forma adjusted EBITDA are calculated in accordance with Article 11 of Regulation S-X by disclosing the pro forma adjustments.

3.   Additionally, please provide us with the details of "other non-recurring expenses adjustment" included in your non-GAAP measure reconciliations for adjusted EBITDA and adjusted net loss attributable to Acreage Holdings, Inc.

 You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services